Exhibit 99.1

HUTCHMED Announces Changes to Board of Directors and Technical Committee

Ms Ling Yang to replace Mr Lefei Sun as Non-executive Director; Professor Solange Peters appointed as Special Advisor to the Technical Committee

Hong Kong, Shanghai & Florham Park, NJ — Thursday, July 13, 2023: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM:HCM, HKEX:13) today announces that with effect from July 13, 2023:-

(i)	Mr Lefei Sun, having left his position at General Atlantic, has resigned as Non-executive Director and member of the Technical Committee of HUTCHMED; and

(ii)	Ms Ling Yang, managing director of The Carlyle Group and co-head of Carlyle Asia Healthcare, has been appointed as Non-executive Director of HUTCHMED and will hold office until the next general meeting when she will stand for re-election.

The Board of Directors of HUTCHMED (the “Board”) is of the view that the appointment of Ms Yang would provide significant benefits to HUTCHMED taking into consideration her experience in biotechnology company management, business strategy, capital markets and mergers and acquisitions. Ms Yang had been the managing director of Carlyle and co-head of Carlyle Asia Healthcare since November 2021, in charge of advising in healthcare investment and portfolio activities of Carlyle in China. Carlyle owns approximately 4.7% of the ordinary shares of HUTCHMED, through its affiliate CA Fern Parent.

Mr Simon To, Chairman of HUTCHMED said “On behalf of the Board, we would like to express our gratitude and appreciation to Mr Lefei Sun for his contributions to the Company and we wish him all the best for his future endeavors. We welcome Ms Ling Yang to the Company. We believe that her expertise in life sciences and healthcare investment would strengthen our Board as it works towards achieving its goals.”

Ms Yang, aged 43, is chairwoman and non-executive director of ADICON Holdings Limited (HKEX: 9860); director of Shenzhen Salubris Pharmaceuticals Co., Ltd. (SZSE: 002294); non-executive director of Ambio Pharmaceuticals and Ambio, Inc.; chairwoman of Adicon (Hangzhou) Clinical Laboratories Co., Ltd. and Aidiken (Hangzhou) Biotech Co., Ltd; and director of Adicon International Limited and Manson Grand International Limited. She was previously non-executive director of Ambio Holdings, Inc. Ms Yang previously worked at KKR Asia Limited at which her last position was a principal primarily responsible for carrying out investments made by KKR Asia Limited. She also worked as an associate in the U.S. leveraged buyout healthcare group of Carlyle; and as an analyst in the investment banking division of The Goldman Sachs Group, Inc. She graduated summa cum laude and is a member of Phi Beta Kappa with a bachelor’s degrees in economics and computer science from Smith College and she received her master of business administration degree from Harvard Business School.

Under the terms of her appointment, Ms Yang will serve as a Non-executive Director of the Company until the next general meeting. As a Non-executive Director, she will not receive any fees for her service and that her appointment will be renewed for successive 12-month periods, unless she is not re-elected at the next general meeting or her appointment is otherwise terminated earlier by either party in writing.

Save for the appointment listed above, Ms Yang has held no other directorships or partnerships during the period of five years prior to her appointment as a director of HUTCHMED. Save for her role with Carlyle, she does not have any relationship with any Directors, senior management or substantial or controlling shareholders of HUTCHMED. Ms Yang does not have any interest in the ordinary shares of HUTCHMED within the meaning of Part XV of the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong).

Save for the information disclosed above, there is no other information in relation to Ms Yang that is required to be disclosed pursuant to Rule 17 and Schedule 2(g) of the AІM Rules for Companies or Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“HK Listing Rules”) and there are no other matters concerning the appointment of Ms Yang that are required to be brought to the attention of the shareholders of HUTCHMED.

Pursuant to the requirements of Rule 13.51(2) of the HK Listing Rules, Mr Sun has confirmed that he has no disagreement with the Board and that there are no other matters that need to be brought to the attention of the shareholders of the Company in connection with his resignation from the Board.

Appointment of Special Advisor to the Technical Committee

With respect to the announcements made on May 10, 2023 and May 12, 2023 on changes in board positions and committee membership of the Company, the Board had decided to appoint Professor Solange Peters as Special Advisor to the Technical Committee of the Company with effect from July 12, 2023. This decision follows further consideration by the Board and discussions with Professor Peters. Professor Peters will not join the Board.

Taking into account the expertise and reputation of Professor Peters in biopharmaceutical research in oncology and in immunology, the Board is of the view that her appointment as Special Advisor to the Technical Committee (instead of the position of an Independent Non-executive Director, as previously proposed) would enable Professor Peters to contribute most effectively to the scientific research and strategy of HUTCHMED.

Mr Simon To, Chairman of HUTCHMED said “The Board warmly welcomes the appointment of Professor Peters as Special Advisor to the Technical Committee, and looks forward to working with her. We believe that her extensive experience in oncology and immunology would be of immense value to the Company as it develops drugs for the treatment of diseases in these fields.”

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, the risk that current or future appointees to HUTCHMED’s board of directors are not eﬀective in their respective positions, the diﬀiculty in locating and recruiting suitable candidates for its board of directors and the management diﬀiculties which may arise from changes in HUTCHMED’s board of directors. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AІM and with The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 306-4490

Media Enquiries
Americas – Brad Miles, Solebury Strategic Communications	+1 (917) 570 7340 (Mobile) / bmiles@soleburystrat.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 (20) 7886 2500